FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Nine Months 2006– Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2006

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

  Operating Revenues increased by 18% to Ch$ 2,905,426 million, as a consequence of higher operating revenues in distribution business and the higher level of generation in order to supply an increasing energetic demand.
  Operating Income improved 32% totaling Ch$ 797,941 million, and the increase by country is as follows:
    Chile                                          44%
    Argentina                                   57%
    Brazil                                          57%
    Colombia                                    9%
    Peru                                             1%

  The ratio of Operating Margin to Revenues rose from 30% to 33%.
  Net income, before taxes, increased 96%, reaching Ch$ 539,494 million.
  Net income grew 6.3 times, reaching Ch$ 243,506 million, related primarily to a strong 32% growth in Operating Income and to a 22% decrease in non-operating expense.
  EBITDA grew by 23% reaching Ch$ 1,115,826 million.
  Interest coverage improved 22% reaching to 4.3 times, in line with investment grade level companies.
  ROE increased 5.9 times reaching 9% and ROA increased 5.9 times reaching 2%. These measures take into account net income for the first nine months of each year and have not been annualized.
  Net cash flow provided by operating activities increased by 16% to Ch$ 622,511 million.

  Physical sales continued growing, in line with the stable economic situation in the region, with an increase of 5% in physical sales in distribution and 23% in generation and transmission.

  Electricity sales in GWh (for distribution) grew in all our concession areas, as follows:
    Santiago                                       4%
    Buenos Aires                                5%
    Bogotá                                         6%
    Rio de Janeiro & Fortaleza           5%
    Lima                                            7%

  Our client base in distribution has been increased by more than 350 thousand new customers.

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PRESS RELEASE Nine Months 2006– Market Information

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PRESS RELEASE Nine Months 2006– Market Information

GENERAL INFORMATION

(Santiago, Chile, October 26, 2006) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the nine months ended September 30, 2006. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between September 30, 2005 and September 30, 2006. 2005 figures have been adjusted by the accounting convention for CPI variation between both periods, equal to 3.8% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of September 30, 2006 for both periods under comparison, equal to US$1 = Ch$537.03 The Chilean peso depreciated by 1.5% against the US$ comparing September 30, 2006 with September 30, 2005.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil) [*], Edesur (Argentina), Codensa (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most variations, and comments on the main items in the Income and Cash Flow Statements compared to the information as of September 2005.

[*] Consolidated since October 2005 and including Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE Nine Months 2006– Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE Nine Months 2006– Market Information

MARKET INFORMATION

EQUITY MARKET

The chart below shows the behavior of Enersis stock listing in NYSE (“ENI”) against Dow Jones and the DJ Utilities benchmarks:

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PRESS RELEASE Nine Months 2006– Market Information

Over the last 12 months, the Enersis’ Chilean share price increased by 17.9%, from Ch$ 120.65 to Ch$ 142.25. This variation is compared with the 5.9% increase of the IPSA Index.

Over the last 12 months, the Enersis’ share price in the Latin American market of the Madrid Stock Exchange, (Latibex) increased from € 9.40 to € 10.44. The chart below shows the behavior of XENI stock listing in the Madrid Stock Exchange against Latibex.

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PRESS RELEASE Nine Months 2006– Market Information

MARKET PERCEPTION

The research released during the period on Enersis shows the following target prices for the Company’s ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

August 7, 2006	Penta Inversiones	Oscar Boettiger	12.9	Attractive
August 21, 2006	Bear Stearn	Rowe Michels	14.5	Outperform
August 29, 2006	Deutsche Bank	Marcus Sequeira	16.0	Buy
August 31, 2006	Raymond James	Ricardo Cavanagh	15.0	Buy
September 4, 2006	Banchile	Sergio Zapata	14.0	Hold
September 19, 2006	Santander	Raimundo Valdes	14.6	Buy
October 16, 2006	Alfa Corredores	Rodrigo Cristi	13.8	Hold
October 23, 2006	Merrill Lynch	Frank McGann	15.0	Buy

ADR average target price (US$)			14.5

Source: Bloomberg and market researches

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

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PRESS RELEASE Nine Months 2006– Market Information

RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Moody’s:                                     Ba1 / Review for possible upgrade

Rationale (18/10/06)
“Moody's Investors Service placed the senior unsecured Ba1 debt ratings of ENERSIS S.A. ("Enersis"), and Endesa Chile under review for possible upgrade”…….”The rating action is prompted by a number of credit considerations. The financial performance of both Enersis and Endesa Chile has improved markedly over the last two years as a result of improvements in the regulatory framework and increased demand for electricity in the countries in which the companies operate: Chile, Colombia, Peru, Brazil and Argentina”

Standard & Poor’s:                   BBB- / Positive

Rationale (26/10/05)
“Standard & Poor’s raised Enersis’ senior unsecured debt to BBB- from BB+, eliminating the one-notch difference between Enersis’s corporate credit rating and the rating of its senior secured debt”.

“The BBB- corporate credit rating on Enersis is based on its good business profile, which reflects the strong creditworthiness of its Chilean investments, the strong competitive position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Peru), and the growing demand for power in the region.”

Fitch:                                           BBB / Stable

Rationale (02/06/06)
“…The Risk Rating Agency upgraded Enersis’ rating from BBB- to BBB with a Stable Outlook, reflecting the sustained improvements in the Group’s finances in recent times.” Fitch “acknowledges the sustained improvement in the credit quality of the Company since the beginning of 2004, a more comfortable spread of maturities and a greater solidity presented by its operations in general”.

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate:	Bonds: A+ / Positive
Shares: 1st Class Level 1

Fitch:	Bonds: A+ / Stable
Shares: 1st Class Level 1

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PRESS RELEASE Nine Months 2006– Market Information

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	9M 05	9M 06	Var 06-05	Chg %

Revenues from Generation & Transmission	889,900	1,211,179	321,279	36.1%
Revenues from Distribution	1,708,556	1,905,019	196,463	11.5%
Revenues from Engineering and Real Estate	21,514	35,290	13,776	64.0%
Revenues from Other Businesses	120,019	143,859	23,840	19.9%
Consolidation Adjustments	(268,362)	(389,921)	(121,559)	(45.3%)

Operating Revenues	2,471,627	2,905,426	433,799	17.6%

Costs from Generation	(557,803)	(759,236)	(201,433)	(36.1%)
Costs from Distribution	(1,290,900)	(1,394,960)	(104,060)	(8.1%)
Costs from Engineering and Real Estate	(17,591)	(26,789)	(9,198)	(52.3%)
Costs from Other Businesses	(96,739)	(121,976)	(25,237)	(26.1%)
Consolidation Adjustments	244,947	365,104	120,157	49.1%

Operating Costs	(1,718,086)	(1,937,857)	(219,771)	(12.8%)

Operating Margin	753,541	967,569	214,028	28.4%

SG&A from Generation	(29,265)	(37,923)	(8,658)	(29.6%)
SG&A from Distribution	(116,467)	(127,485)	(11,018)	(9.5%)
SG&A from Engineering and Real Estate	(2,388)	(2,654)	(266)	(11.2%)
SG&A from Other Businesses	(23,980)	(28,460)	(4,480)	(18.7%)
Consolidation Adjustments	24,544	26,894	2,350	9.6%

Selling and Administrative Expenses	(147,555)	(169,628)	(22,073)	(15.0%)

Operating Income	605,986	797,941	191,955	31.7%

Interest Income	59,214	96,929	37,715	63.7%
Interest Expense	(275,240)	(287,243)	(12,003)	(4.4%)
Net Interest (Expense)	(216,026)	(190,313)	25,713	11.9%
Equity Gains from Related Companies	13,954	4,371	(9,583)	(68.7%)
Equity Losses from Related Companies	(8,839)	(187)	8,653	97.9%
Net Income from Related Companies	5,115	4,184	(931)	(18.2%)
Other Non Operating Income	65,033	105,326	40,293	62.0%
Other Non Operating Expenses	(134,882)	(142,417)	(7,535)	(5.6%)
Net other Non Operating Income (Expense)	(69,850)	(37,092)	32,758	46.9%
Price Level Restatement	(1,579)	376	1,955	N/A
Foreign Exchange Effect	(5,937)	6,499	12,436	N/A
Net of Monetary Exposure	(7,516)	6,874	14,390	N/A
Positive Goodwill Amortization	(42,537)	(42,101)	436	1.0%

Non Operating Income	(330,814)	(258,447)	72,367	21.9%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	275,172	539,494	264,322	96.1%

Extraordinary Items	-	-	-	-
Income Tax	(139,694)	(95,243)	44,451	31.8%
Minority Interest	(109,257)	(205,758)	(96,501)	(88.3%)
Negative Goodwill Amortization	12,446	5,013	(7,433)	(59.7%)

NET INCOME	38,667	243,506	204,839	529.8%

EBITDA	906,649	1,115,826	209,177	23.1%

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PRESS RELEASE Nine Months 2006 – Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	9M 05	9M 06	Var 06-05	Chg %

Revenues from Generation & Transmission	1,657,077	2,255,328	598,251	36.1%
Revenues from Distribution	3,181,491	3,547,324	365,833	11.5%
Revenues from Engineering and Real Estate	40,062	65,714	25,652	64.0%
Revenues from Other Businesses	223,486	267,879	44,393	19.9%
Consolidation Adjustments	(499,715)	(726,070)	(226,355)	(45.3%)

Operating Revenues	4,602,400	5,410,175	807,775	17.6%

Costs from Generation	(1,038,681)	(1,413,768)	(375,087)	(36.1%)
Costs from Distribution	(2,403,777)	(2,597,546)	(193,769)	(8.1%)
Costs from Engineering and Real Estate	(32,756)	(49,884)	(17,128)	(52.3%)
Costs from Other Businesses	(180,137)	(227,131)	(46,994)	(26.1%)
Consolidation Adjustments	456,114	679,857	223,743	49.1%

Operating Costs	(3,199,237)	(3,608,470)	(409,233)	(12.8%)

Operating Margin	1,403,164	1,801,705	398,541	28.4%

SG&A from Generation	(54,494)	(70,616)	(16,122)	(29.6%)
SG&A from Distribution	(216,872)	(237,388)	(20,516)	(9.5%)
SG&A from Engineering and Real Estate	(4,447)	(4,942)	(495)	(11.2%)
SG&A from Other Businesses	(44,653)	(52,995)	(8,342)	(18.7%)
Consolidation Adjustments	45,704	50,079	4,375	9.6%

Selling and Administrative Expenses	(274,761)	(315,863)	(41,102)	(15.0%)

Operating Income	1,128,403	1,485,842	357,439	31.7%

Interest Income	110,263	180,492	70,229	63.7%
Interest Expense	(512,522)	(534,873)	(22,351)	(4.4%)
Net Interest (Expense)	(402,259)	(354,381)	47,878	11.9%
Equity Gains from Related Companies	25,983	8,139	(17,844)	(68.7%)
Equity Losses from Related Companies	(16,459)	(347)	16,112	97.9%
Net Income from Related Companies	9,524	7,792	(1,732)	(18.2%)
Other Non Operating Income	121,097	196,126	75,029	62.0%
Other Non Operating Expenses	(251,164)	(265,195)	(14,031)	(5.6%)
Net other Non Operating Income (Expense)	(130,067)	(69,068)	60,999	46.9%
Price Level Restatement	(2,940)	700	3,640	N/A
Foreign Exchange Effect	(11,056)	12,101	23,157	N/A
Net of Monetary Exposure	(13,996)	12,800	26,796	N/A
Positive Goodwill Amortization	(79,209)	(78,396)	813	1.0%

Non Operating Income	(616,007)	(481,254)	134,753	21.9%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	512,396	1,004,588	492,192	96.1%

Extraordinary Items	-	-	-	-
Income Tax	(260,122)	(177,352)	82,770	31.8%
Minority Interest	(203,447)	(383,141)	(179,694)	(88.3%)
Negative Goodwill Amortization	23,176	9,335	(13,841)	(59.7%)

NET INCOME	72,002	453,430	381,428	529.8%

EBITDA	1,688,264	2,077,773	389,509	23.1%

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PRESS RELEASE Nine Months 2006 – Consolidated Income Statement

PROFORMA CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 3

(million Ch$)	9M 05	9M 05 pf*	9M 06	Chg	Chg

				O6 / 05	O6 / 05 Pf *

Operating Revenues	2,471,627	2,547,444	2,905,426	17.6%	14.1%
Operating Costs	(1,718,086)	(1,730,650)	(1,937,857)	(12.8%)	(12.0%)
Operating Margin	753,541	816,794	967,570	28.4%	18.5%
S&A Expenses	(147,555)	(150,975)	(169,628)	(15.0%)	(12.4%)

Operating Income	605,986	665,819	797,942	31.7%	19.8%

Non Operating Income	(330,814)	(373,539)	(258,447)	21.9%	30.8%

NI before Taxes	275,172	292,280	539,493	96.1%	84.6%
Income Tax	(139,694)	(161,119)	(95,243)	31.8%	40.9%
Minority Interest	(109,257)	(104,941)	(205,758)	(88.3%)	(96.1%)
Negative Goodwill Amortization	12,446	12,446	5,013	(59.7%)	(59.7%)

Net Income	38,667	38,667	243,506	529.8%	529.8%

* pf: Proforma Income Statement, consolidates 9M05 of Cien and Fortaleza

UNDER CHILEAN GAAP, THOUSAND US$

Table 3.1

(thousand US$)	9M 05	9M 05 pf*	9M 06	Chg	Chg

				O6 / 05	O6 / 05 Pf *

Operating Revenues	4,602,400	4,743,579	5,410,175	17.6%	14.1%
Operating Costs	(3,199,237)	(3,222,632)	(3,608,470)	(12.8%)	(12.0%)
Operating Margin	1,403,164	1,520,947	1,801,705	28.4%	18.5%
S&A Expenses	(274,761)	(281,129)	(315,863)	(15.0%)	(12.4%)

Operating Income	1,128,403	1,239,817	1,485,842	31.7%	19.8%

Non Operating Income	(616,007)	(695,564)	(481,252)	21.9%	30.8%

NI before Taxes	512,396	544,253	1,004,586	96.1%	84.6%
Income Tax	(260,122)	(300,018)	(177,352)	31.8%	40.9%
Minority Interest	(203,447)	(195,409)	(383,141)	(88.3%)	(96.1%)
Negative Goodwill Amortization	23,176	23,176	9,335	(59.7%)	(59.7%)

Net Income	72,002	72,001	453,429	529.8%	529.8%

* pf: Proforma Income Statement, consolidates 9M05 of Cien and Fortaleza

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PRESS RELEASE Nine Months 2006 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of September 2006, net income increased more than 6.3 times up to Ch$243,506 million, which represents an increase of Ch$ 204,839 million. This is mainly explained by an important 31.7% improvement in operating income, and also by the recognition of the positive effect of deferred taxes in Chilectra (ex-Elesur) due to the approval of the merger last March between Chilectra and Elesur.

OPERATING INCOME

Operating income as of September 2006 amounted to Ch$ 797,941 million, increasing Ch$ 191,955 million. This is principally due to an important improvement in operating income in generation subsidiaries in Chile and Argentina, and in distribution subsidiaries in Brazil, Chile, Argentina, Peru and Colombia. Additionally, explained by the consolidation since October 2005, of some Brazilian assets under the new holding company Endesa Brasil.

Table 4	9M05				9M06
Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income
Endesa Chile	900,817	(569,898)	(29,541)	301,378	995,643	(592,544)	(28,317)	374,782
Cachoeira (*)	-	-	-	-	51,731	(23,366)	(5,421)	22,944
Fortaleza (**)	-	-	-	-	80,900	(53,212)	(774)	26,914
Cien (**)	-	-	-	-	103,093	(107,541)	(3,503)	(7,951)
Chilectra S.A.	444,832	(323,589)	(30,112)	91,131	494,777	(364,682)	(35,648)	94,447
Edesur S.A.	184,392	(164,107)	(22,738)	(2,453)	184,096	(161,190)	(25,598)	(2,692)
Distrilima (Edelnor)	154,367	(117,455)	(13,919)	22,993	157,580	(115,707)	(14,960)	26,913
Ampla	368,817	(290,543)	(14,120)	64,154	416,956	(316,298)	(13,135)	87,523
Investluz (Coelce)	239,309	(171,450)	(27,253)	40,606	317,749	(218,864)	(27,675)	71,210
Codensa S.A.	316,840	(223,756)	(8,326)	84,758	333,861	(218,219)	(10,422)	105,220
CAM Ltda.	84,169	(71,194)	(6,185)	6,790	101,664	(87,425)	(6,132)	8,107
Inmobiliaria Manso de Velasco Ltda.	5,907	(3,988)	(1,450)	469	14,249	(8,512)	(1,847)	3,890
Synapsis Soluciones y Servicios IT Ltda.	32,300	(24,697)	(5,408)	2,195	38,662	(32,739)	(7,164)	(1,241)
Enersis Holding and other investment vehicles	3,549	(847)	(12,385)	(9,683)	3,533	(1,811)	(15,205)	(13,483)
Consolidation Adjustments	(263,672)	243,438	23,882	3,648	(389,068)	364,253	26,173	1,358

Total Consolidation	2,471,627	(1,718,086)	(147,555)	605,986	2,905,426	(1,937,857)	(169,628)	797,941

Table 4.1	9M05				9M06
Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income
Endesa Chile	1,677,405	(1,061,203)	(55,009)	561,193	1,853,981	(1,103,372)	(52,729)	697,880
Cachoeira (*)	-	-	-	-	96,328	(43,509)	(10,095)	42,724
Fortaleza (**)	-	-	-	-	150,643	(99,085)	(1,441)	50,117
Cien (**)	-	-	-	-	191,968	(200,251)	(6,524)	(14,807)
Chilectra S.A.	828,319	(602,552)	(56,071)	169,695	921,322	(679,072)	(66,380)	175,870
Edesur S.A.	343,355	(305,583)	(42,340)	(4,568)	342,804	(300,150)	(47,666)	(5,012)
Distrilima (Edelnor)	287,446	(218,712)	(25,918)	42,816	293,429	(215,457)	(27,857)	50,116
Ampla	686,772	(541,018)	(26,292)	119,461	776,410	(588,976)	(24,458)	162,975
Investluz (Coelce)	445,616	(319,256)	(50,748)	75,612	591,679	(407,546)	(51,534)	132,599
Codensa S.A.	589,986	(416,655)	(15,504)	157,827	621,680	(406,345)	(19,407)	195,929
CAM Ltda.	156,731	(132,570)	(11,517)	12,644	189,308	(162,794)	(11,418)	15,096
Inmobiliaria Manso de Velasco Ltda.	10,999	(7,426)	(2,699)	874	26,534	(15,850)	(3,439)	7,244
Synapsis Soluciones y Servicios IT Ltda.	60,146	(45,988)	(10,071)	4,087	71,992	(60,963)	(13,340)	(2,311)
Enersis Holding and other investment vehicles	6,609	(1,577)	(23,061)	(18,029)	6,578	(3,373)	(28,314)	(25,108)
Consolidation Adjustments	(490,983)	453,305	44,470	6,793	(724,482)	678,273	48,737	2,528

Total Consolidation	4,602,401	(3,199,235)	(274,761)	1,128,404	5,410,175	(3,608,470)	(315,865)	1,485,840

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

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PRESS RELEASE Nine Months 2006 – Consolidated Income Statement

If we compare the consolidation perimeter in homogeneous terms, the operating income increased by 19.8% between both periods. Now, if we add to this comparison, the 1.5% devaluation effect of the Chilean Peso against the US Dollar, the operating income would have increased 17.3% .

NON OPERATING INCOME

The company’s non-operating losses decreased 21.9%, from a loss of Ch$330,814 million to a loss of Ch$ 258,447 million. This is mainly consequence of:

Net Interest Expenses improved by Ch$ 25,713 million or 11.9%, from Ch$216,026 million to a net expense of Ch$ 190,313 million, due to higher interest income from the investment of cash surplus and the reduction in net interest by the control on average debt, even though the company has consolidated two new subsidiaries in this period (CIEN and Endesa Fortaleza).

Income from investments in related companies decreased Ch$ 931 million. This is mainly explained by of lower profits in Gas Atacama by Ch$ 2,948 million and Electrogas by Ch$ 219 million. This reductions were partially compensated with lower recognized loss of CIEN by Ch$ 8,789 million and the profit in CGTF of Ch$ 6,130 million, which as of September 2005, all of which reached a net loss of Ch$ 2,660 million.

Amortization on positive goodwill remains with no significant variations, decreasing 1%.

Net other non-operating income improved 46.9%, reducing a net loss from Ch$ 69,850 million to a net loss of Ch$ 37,092. The main reasons for this variation are,

  Higher profits of Ch$ 39,149 million as a result of the adjustment on the conversion to Chilean GAAP following the application of Technical Bulletin Nº 64, principally on our subsidiaries in Colombia, Brazil and Peru.
  Higher profits on sale of fixed assets of Ch$11,990 million.
  Lower expenses of provisions and contingencies of Ch$10,116 million.

These items were partially compensated by:

  Higher expenses for energy efficiency in Brazilian subsidiaries of Ch$ 11,371 million.
  Higher tax expenses in Brazil of Ch$ 11,496 million.

Price-level restatement non-cash profits increased by Ch$ 1,955 million. This is principally due to the effect of inflation of 1.9% recorded for the nine months of 2005, and 2.5% for same period 2006, over non-monetary assets and liabilities and those denominated in UF.

The Foreign Exchange Effect increased by Ch$ 12,436 million, due to the dollar mismatch position as of September 2006.

Income tax and Deferred tax registered a loss of Ch$ 95,243 million, compared with the expense of Ch$ 139,694 million in September 2005, this means a positive variation of Ch$ 44,451 million.

Pg. 14

PRESS RELEASE Nine Months 2006 – Consolidated Income Statement

The increase of Ch$91,402 million in income tax is mainly explained by higher provisions in Coelce, Endesa, Pehuenche, Codensa and Ampla of Ch$ 21,827 million, Ch$ 15,674 million, Ch$ 10,685 million, Ch$ 8,107 million, Ch$ 7,291 million, respectively, together with the effect of the consolidation of Fortaleza and CIEN equivalent to Ch$ 19,631 million and Ch$ 128 million respectively. This was partially compensated by smaller expenses of Ch$ 3,666 million in Edesur and of Ch$ 3,399 million in Edegel.

Deferred taxes, which do not constitute cash flow- registered a positive variation of Ch$ 135,853 million. This increase was mainly explained by the Ch$ 134,449 million from Chilectra due to the one time effect recognized in this company for Ch$ 107,170 million as consequence of the merger between Elesur and Chilectra. This merger implied, for Elesur, an adjustment in the provisions on valuations upon accumulated tax losses, as booked in previous exercises. This result occurs together with the positive effect of the consolidation of CIEN and CGTF by Ch$ 15,501 and Ch$ 8,203 respectively, partially compensated by variations in Enersis and Endesa by Ch$ 23,111 million and Ch$ 10,510 million respectively.

Amortization on negative goodwill decreased Ch$ 7,433 million, explained by the final amortization of Betania and the first purchase on Edegel, which effect is a lower amortization of Ch$ 2,572 million and Ch$ 4,620 million respectively. Also it must be taken into account the effect of the exchange rate applied in foreign subsidiaries accounted for in dollars and which have a negative goodwill.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	9M05	9M06	Var 06-05	Chg %

Liquidity	Times	1.11	1.14	0.03	2.7%
Acid ratio test *	Times	1.00	1.06	0.06	6.0%
Working capital	million Ch$	121,479	214,723	93,244	76.8%
Working capital	th. US$	226,206	399,834	173,629	76.8%
Leverage **	Times	0.88	0.91	0.03	3.4%
Short-term debt	%	0.24	0.29	0.05	20.8%
Long-term debt	%	0.76	0.71	(0.05)	(6.6%)
Interest Coverage***	Times	3.50	4.26	0.76	21.7%
EBITDA****	th. US$	1,688,264	2,077,773	389,509	23.1%
ROE	%	1.44%	8.46%	7.02%	487.5%
ROA	%	0.37%	2.18%	1.81%	489.2%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio increased to 1.14 times, basically as a consequence of bonds maturing in the coming 12 months and therefore included in the short term. This ratio shows a small rise respect to September 2005, when the ratio was 1.11 times. Nevertheless, the company is showing strong liquidity, reducing its obligations with banks using cash surplus.

Pg. 15

PRESS RELEASE Nine Months 2006 – Consolidated Income Statement

Leverage reached 0.91 times, higher than the 0.88 recorded as of September 2005 due to the new debt included after the consolidation of Fortaleza and CIEN since October 2005, offset by a decrease in obligations with banks due to prepayments during 2005 and the nine months 2006. As well as the US dollar Chilean peso exchange rate effect

ROE reached 8.46%, improving significantly respect the 1.44% seen as of September 2005, mainly explained by the higher net income.

ROA increased to 2.18% explained by the higher net income.

Interest Coverage improved 21.7% to 4.26 times, mainly due to the reduction in interest expenses as a result of debt prepayments, and increase in operating results in all our subsidiaries throughout Latin America.

Pg. 16

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	9M 05	9M 06	Var 06-05	Chg %

CURRENT ASSETS
Cash	57,641	53,041	(4,600)	(8.0%)
Time deposits	233,973	481,589	247,616	105.8%
Marketable securities	4,004	8,227	4,223	105.4%
Accounts receivable, net	630,602	808,328	177,726	28.2%
Notes receivable, net	3,870	5,176	1,307	33.8%
Other accounts receivable, net	72,572	103,862	31,290	43.1%
Amounts due from related companies	12,516	6,671	(5,845)	(46.7%)
Inventories	81,647	71,466	(10,181)	(12.5%)
Income taxes recoverable	54,227	49,095	(5,132)	(9.5%)
Prepaid expenses	44,204	56,872	12,668	28.7%
Deferred income taxes	43,882	56,979	13,096	29.8%
Other current assets	33,620	42,216	8,596	25.6%

Total currrent assets	1,272,759	1,743,521	470,762	37.0%

PROPERTY, PLANT AND EQUIPMENT
Land	131,587	135,391	3,804	2.9%
Buildings and infraestructure and works in progress	10,419,660	10,966,928	547,268	5.3%
Machinery and equipment	1,817,513	1,956,918	139,405	7.7%
Other plant and equipment	418,234	580,652	162,418	38.8%
Technical appraisal	191,139	187,564	(3,575)	(1.9%)
Sub - Total	12,978,133	13,827,453	849,320	6.5%
Accumulated depreciation	(5,327,015)	(5,696,127)	(369,112)	(6.9%)

Total property, plant and equipment	7,651,118	8,131,326	480,208	6.3%

OTHER ASSETS
Investments in related companies	179,724	105,155	(74,569)	(41.5%)
Investments in other companies	47,003	24,269	(22,734)	(48.4%)
Positive goodwill, net	734,929	671,749	(63,180)	(8.6%)
Negative goodwill, net	(43,480)	(32,084)	11,396	26.2%
Long-term receivables	111,759	146,586	34,826	31.2%
Amounts due from related companies	102,095	94,126	(7,969)	(7.8%)
Intangibles	83,196	86,977	3,781	4.5%
Accumulated amortization	(48,829)	(54,711)	(5,882)	(12.0%)
Others assets	274,305	269,625	(4,680)	(1.7%)

Total other assets	1,440,702	1,311,692	(129,010)	(9.0%)

TOTAL ASSETS	10,364,579	11,186,539	821,960	7.9%

Pg. 17

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	9M 05	9M 06	Var 06-05	Chg %

CURRENT ASSETS
Cash	107,333	98,766	(8,567)	(8.0%)
Time deposits	435,680	896,763	461,083	105.8%
Marketable securities	7,456	15,319	7,863	105.4%
Accounts receivable, net	1,174,240	1,505,182	330,942	28.2%
Notes receivable, net	7,206	9,639	2,433	33.8%
Other accounts receivable, net	135,137	193,401	58,264	43.1%
Amounts due from related companies	23,306	12,422	(10,884)	(46.7%)
Inventories	152,034	133,076	(18,958)	(12.5%)
Income taxes recoverable	100,976	91,420	(9,556)	(9.5%)
Prepaid expenses	82,313	105,901	23,588	28.7%
Deferred income taxes	81,713	106,100	24,387	29.8%
Other current assets	62,603	78,609	16,006	25.6%

Total currrent assets	2,369,996	3,246,599	876,603	37.0%

PROPERTY, PLANT AND EQUIPMENT
Land	245,027	252,111	7,084	2.9%
Buildings and infraestructure and works in progres	19,402,380	20,421,444	1,019,064	5.3%
Machinery and equipment	3,384,378	3,643,964	259,586	7.7%
Other plant and equipment	778,791	1,081,229	302,438	38.8%
Technical appraisal	355,918	349,261	(6,657)	(1.9%)
Sub - Total	24,166,495	25,748,008	1,581,513	6.5%
Accumulated depreciation	(9,919,400)	(10,606,721)	(687,321)	(6.9%)

Total property, plant and equipment	14,247,095	15,141,288	894,193	6.3%

OTHER ASSETS
Investments in related companies	334,663	195,809	(138,854)	(41.5%)
Investments in other companies	87,524	45,192	(42,332)	(48.4%)
Positive goodwill, net	1,368,506	1,250,859	(117,647)	(8.6%)
Negative goodwill, net	(80,964)	(59,744)	21,220	26.2%
Long-term receivables	208,106	272,956	64,850	31.2%
Amounts due from related companies	190,110	175,272	(14,838)	(7.8%)
Intangibles	154,919	161,959	7,040	4.5%
Accumulated amortization	(90,924)	(101,877)	(10,953)	(12.0%)
Others assets	510,782	502,066	(8,716)	(1.7%)

Total other assets	2,682,722	2,442,493	(240,229)	(9.0%)

TOTAL ASSETS	19,299,813	20,830,380	1,530,567	7.9%

Pg. 18

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	9M 05	9M 06	Var 06-05	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	99,437	188,556	89,118	89.6%
Current portion of long-term debt due to banks and financial institutions	111,345	128,681	17,335	15.6%
Promissory notes	-	-	-	-
Current portion of bonds payable	329,062	295,987	(33,075)	(10.1%)
Current portion of long-term notes payable	27,598	37,774	10,177	36.9%
Dividends payable	17,185	81,386	64,201	-
Accounts payable	253,017	319,039	66,022	26.1%
Short-term notes payable	15,524	17,636	2,111	13.6%
Miscellaneous payables	59,739	109,229	49,490	82.8%
Accounts payable to related companies	51,738	42,890	(8,848)	(17.1%)
Accrued expenses	58,773	75,273	16,500	28.1%
Withholdings	50,314	71,047	20,733	41.2%
Income taxes payable	37,329	70,659	33,329	89.3%
Anticipated income	4,527	3,176	(1,351)	(29.8%)
Deferred income taxes	-	-	-	-
Reinbursable financial contribution	1,941	1,111	(830)	(42.7%)
Other current liabilities	33,750	86,355	52,606	155.9%

Total current liabilities	1,151,280	1,528,798	377,518	32.8%

LONG-TERM LIABILITIES
Due to banks and financial institutions	567,708	759,195	191,487	33.7%
Bonds payable	2,334,651	2,187,168	(147,482)	(6.3%)
Long -term notes payable	122,988	108,051	(14,937)	(12.1%)
Accounts payables	59,275	153,945	94,670	159.7%
Amounts payable to related companies	9,997	12,612	2,616	26.2%
Accrued expenses	333,003	395,688	62,686	18.8%
Deferred income taxes	76,087	8,494	(67,593)	(88.8%)
Reinbursable financial contribution	5,081	3,207	(1,874)	(36.9%)
Other long-term liabilities	180,070	162,212	(17,858)	(9.9%)

Total long-term liabilities	3,688,859	3,790,572	101,713	2.8%

Minority interest	2,847,106	2,987,853	140,747	4.9%

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,370,173	2,365,607	(4,567)	(0.2%)
Additional paid-in capital	56,884	59,140	2,256	4.0%
Additional paid-in capital (share premium)	172,963	172,799	(165)	(0.1%)
Other reserves	(197,744)	(234,005)	(36,261)	18.3%
Total capital and reserves	2,402,277	2,363,540	(38,737)	(1.6%)
Retained earnings	236,390	272,270	35,880	15.2%
Net income for the period	38,667	243,506	204,839	529.8%
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	275,057	515,776	240,719	87.5%

Total shareholder´s equity	2,677,334	2,879,316	201,982	7.5%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	10,364,579	11,186,539	821,960	7.9%

Pg. 19

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	9M 05	9M 06	Var 06-05	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	185,161	351,108	165,947	89.6%
Current portion of long-term debt due to banks and financial in	207,335	239,616	32,281	15.6%
Current portion of bonds payable	612,744	551,155	(61,589)	(10.1%)
Current portion of long-term notes payable	51,389	70,339	18,950	36.9%
Dividends payable	32,000	151,548	119,548	-
Accounts payable	471,142	594,080	122,938	26.1%
Short-term notes payable	28,908	32,839	3,931	13.6%
Miscellaneous payables	111,239	203,394	92,155	82.8%
Accounts payable to related companies	96,341	79,865	(16,476)	(17.1%)
Accrued expenses	109,440	140,164	30,724	28.1%
Withholdings	93,690	132,297	38,607	41.2%
Income taxes payable	69,511	131,573	62,062	89.3%
Anticipated income	8,429	5,915	(2,514)	(29.8%)
Reinbursable financial contribution	3,615	2,069	(1,546)	(42.7%)
Other current liabilities	62,845	160,802	97,957	155.9%

Total current liabilities	2,143,790	2,846,765	702,975	32.8%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,057,126	1,413,692	356,566	33.7%
Bonds payable	4,347,338	4,072,712	(274,626)	(6.3%)
Long -term notes payable	229,015	201,200	(27,815)	(12.1%)
Accounts payables	110,376	286,660	176,284	159.7%
Amounts payable to related companies	18,615	23,485	4,870	26.2%
Accrued expenses	620,082	736,809	116,727	18.8%
Deferred income taxes	141,681	15,816	(125,865)	(88.8%)
Reinbursable financial contribution	9,461	5,971	(3,490)	(36.9%)
Other long-term liabilities	335,307	302,054	(33,253)	(9.9%)

Total long-term liabilities	6,869,000	7,058,400	189,400	2.8%

Minority interest	5,301,577	5,563,661	262,084	4.9%

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,413,484	4,404,980	(8,504)	(0.2%)
Additional paid-in capital	105,924	110,125	4,201	4.0%
Additional paid-in capital (share premium)	322,074	321,767	(307)	(0.1%)
Other reserves	(368,218)	(435,740)	(67,522)	18.3%
Total capital and reserves	4,473,264	4,401,132	(72,132)	(1.6%)
Retained earnings	440,180	506,993	66,813	15.2%
Net income for the period	72,001	453,430	381,429	529.8%
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	512,181	960,423	448,242	87.5%

Total shareholder´s equity	4,985,445	5,361,555	376,110	7.5%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	19,299,813	20,830,380	1,530,568	7.9%

Pg. 20

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s Total Assets increased by Ch$821,960 million. This was due to:

•
A rise of Ch$480,208 million, or 6.3% in Fixed Assets because of the new addition of fixed assets by near Ch$ 475,000 million, the addition of fixed assets due to the consolidation of CGTF, CIEN and Etevensa by Ch$ 106,490 million, Ch$ 288,325 million and Ch$ 126,807 million respectively. This was partially compensated for one year fixed asset depreciation by Ch$ 410,585 million and real exchange rate effect on in the subsidiaries located in countries with unstable currencies, pursuant to Technical Bulletin Nº 64, which originated a diminish of Ch$ 114,146 million.

•	Current Assets increased by Ch$ 470,762 million, mainly due to:

•
An increase of Ch$247,616 million in time deposits, mainly due to cash surplus at the subsidiaries Ampla of Ch$ 88,002 million, Codensa of Ch$ 62,309 million and Endesa Brasil of Ch$ 20,280 million and the consolidation of CGTF of Ch$ 60,688 million, and CIEN of Ch$44,189 million, partially compensated for rescues in Betania of Ch$14,375, Endesa of Ch$ 12,469 million and Edegel of Ch$ 6,668 million.

•
An increase in accounts receivable of Ch$ 177,726 million, principally due to a rise in billing from distribution subsidiaries Codensa of Ch$ 30,866 million, Coelce of Ch$ 20,365 million, Ampla of Ch$ 15,049 million, Cachoeira Dourada of Ch$ 15,635 million, Chilectra of Ch$ 12,421 million, Edegel of Ch$ 11,733 million, Endesa of Ch$ 11,075 million and CIEN of Ch$ 43,476 million.

• An increase in other accounts receivable by Ch$ 31,290 million due mainly to San Isidro of Ch$ 14,418 million and Chilean generation plants for tolls reliquidation of Ch$ 11,604 million.

•	Other long term assets decreased of Ch$ 129,010 million, explained mainly as follows:

•
Decrease of investments in related companies for Ch$ 74,569 million, due to the decrease of CIEN for Ch$43,723 million and Fortaleza for Ch$32,730 million, due to the fact that these companies are now consolidated and not accounted for as equity investment.

•
Decrease of positive goodwill of Ch$63,180 million. This corresponds to the annual average amortization by near Ch$56,100 million. The difference is due to the exchange rate effect on other several minor positive goodwill amounts booked in subsidiaries accounted in US Dollars.

•
A decrease of Ch$22,734 million in investments in other related companies, basically explained by the lower investment in Empresa Eléctrica de Bogotá of Ch$17,607 million due to the liquidation of Capital Energía S.A.

•
A rise on long term receivables of Ch$ 34,826 million mainly due to increasing in Endesa Costanera and Chocón of Ch$ 49,889 million due to wholesale electric investment market fund in Argentina, Túnel El Melón of Ch$9,230 million through accounts receivable from MOP and the consolidation of CIEN of Ch$ 23,861 million by the hand of accounts receivable from Copel. The above mentioned was partially compensated by reduction in Coelce of Ch$ 37,131 million in regulatory asset and Ampla of Ch$ 7,690 million of free energy.

Pg. 21

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

Total Liabilities and Shareholder’s Equity increased Ch$821,960 million, due to:

•	Short-term liabilities increased Ch$377,518 million or 32.8% as a result of:

•
Increase of Ch$89,118 million in short term portion of bank obligations corresponding to Emgesa of Ch$58,064 million, Ampla of Ch$50,422 million and Edegel of Ch$9,358 million and partially compensated by diminishing of Codensa of Ch$31,064 million.

	•	Increase in payable accounts of Ch$66,022 million due to the increase in Coelce of Ch$12,722 million, Codensa of Ch$4,591 million and the consolidation of CIEN and Fortaleza of Ch$50,036 million.

	•	Increase in payable dividend of Ch$64.201 million, principally due to Codensa of Ch$29.096 million, and Endesa Internacional of Ch$27.911 million (Distrilima, Codensa, Emgesa, CIEN and Investluz).

•
Increase in miscellaneous payable accounts of Ch$49.490 million as result of rise in Ampla of Ch$10.890 million and the addition of CGTF and CIEN’s consolidation, of Ch$4.503 million and of Ch$6.799 million respectively.

	•	Increase in other current liabilities of Ch$51.776 million basically in Edesur of Ch$15.639 million, Codensa of Ch$13.850 million and Ampla of Ch$13.591 million.

	•	Increase in income taxes of Ch$33.329 million, where highlights Endesa with a rise of Ch$20.638 million and Codensa of Ch$8.098 million.

•
Decrease of short term bonds payable of Ch$33.075 million, originated by payments in Endesa Chile of Ch$111.752 million, Emgesa of Ch$36.954 million, Endesa Chile Internacional of Ch$82.396 million, partially compensated for short term transfers of Enersis long term bonds of Ch$161.024 million, Edegel of Ch$48.727 million, Edelnor of Ch$28.213 million, Edesur of Ch$6.989 million and Emgesa of Ch$4.355 million.

•	Long term liabilities increased of Ch$101.713 million or 10.0% due to:

•
Increase of Ch$191.487 million in bank obligations corresponding to Betania of Ch$53.961 million, Chocón of Ch$53.703 million, Edesur of Ch$45.525 million and Edegel of Ch$35.198 million, together with consolidation of CGTF of Ch$63.534 million and CIEN of Ch$116.138 million. The above mentioned is partially compensated with decrease in Endesa of Ch$50.627 million, Pehuenche of Ch$13.732 million and Ampla of Ch$17.815 million.

•
Increase in miscellaneous payable accounts of Ch$94.670 million, due to rise in Edegel of Ch$58.508 million and Endesa Brasil of Ch$26.851 million, together with consolidation of CIEN of Ch$11.814 million.

	•	Increase of provisions of Ch$62.686 million, explained for consolidation of CGTF of Ch$47.839 million and CIEN of Ch$12.277 million.

•
Decrease of Ch$147,482 million in the long term portion of bonds payable, due to the transfer to short term of bonds of Ch$249,309 million and the effect of the exchange rate, partially offset by new bond issuances of Ch$91.390 million in Ampla.

Minority interest increased Ch$140.747 million, mainly explained by the effect of the constitution of Endesa Brasil, the new subsidiaries CIEN and CGTF, which consolidated since October 2005 and due to the growth in US$ hold overseas subsidiaries equity in accordance to Bulletin N°64.

Shareholders’ Equity increased by Ch$201.982 million. This variation is explained principally by the increase of Ch$35.880 million in retained earnings and the increase of Ch$204.839 million in net income, partially offset by the reduction of Ch$36.261 million in other reserves, due to the revaluation of the Chilean Peso and its effect on the equity given the difference in conversion adjustment on the investments booked in US Dollars.

Pg. 22

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 8

							TOTAL

Million Ch$	2006	2007	2008	2009	2010	Balance

Chile	180,253	27,956	243,479	340,544	128,390	1,062,590	1,983,211

Enersis	176,431	1,626	17,830	1,722	1,722	437,636	636,967
Chilectra	-	-	-	-	-	-	-
Other (*)	279	735	1,980	-	-	-	2,994
Endesa Chile (**)	3,543	25,595	223,669	338,823	126,668	624,954	1,343,251

Argentina	26,320	46,530	61,240	49,588	55,684	37,719	277,081

Edesur	4,354	15,544	29,788	9,818	25,952	-	85,456
Costanera	21,013	23,926	23,282	25,334	15,297	10,581	119,433
Chocon	-	-	6,265	12,531	12,531	22,376	53,703
Hidroinvest	-	5,155	-	-	-	-	5,155
CTM	-	-	-	-	-	-	-
Tesa	952	1,905	1,905	1,905	1,905	4,762	13,335

Perú	91,574	72,952	47,926	44,989	18,952	92,989	369,382

Edelnor	41,002	10,010	4,957	12,269	4,957	39,225	112,421
Edegel	50,572	62,942	42,968	32,720	13,994	53,764	256,961

Brazil	41,272	102,502	142,803	124,094	117,776	222,602	723,626

Endesa Brasil	-	-	-	-	-	-	-
Coelce	5,835	29,354	29,036	24,318	15,805	42,879	147,227
Ampla	20,915	42,382	84,631	43,735	76,595	95,314	363,572
Cachoeira	595	2,830	872	-	-	-	4,297
Cien	11,774	23,398	23,398	23,398	19,778	39,048	140,793
Fortaleza	2,152	4,537	4,867	5,220	5,598	45,362	67,736

Colombia	44,931	46,726	-	82,039	8,972	306,164	488,831

Codensa	9,017	-	-	11,215	-	100,932	121,164
Emgesa	29,373	33,644	-	70,824	-	56,074	189,915
Betania	6,541	13,082	-	-	8,972	149,158	177,753

TOTAL	384,350	296,666	495,448	641,254	329,773	1,722,065	3,842,132

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 8.1

							TOTAL

Thousand US$	2006	2007	2008	2009	2010	Balance

Chile	335,647	52,057	453,380	634,125	239,073	1,978,642	3,692,925

Enersis	328,532	3,028	33,201	3,206	3,206	814,919	1,186,092
Chilectra	-	-	-	-	-	-	-
Other (*)	519	1,369	3,687	-	-	-	5,574
Endesa Chile (**)	6,597	47,660	416,492	630,920	235,867	1,163,723	2,501,259

Argentina	49,010	86,644	114,035	92,337	103,689	70,237	515,951

Edesur	8,107	28,945	55,468	18,282	48,325	-	159,127
Costanera	39,129	44,553	43,353	47,174	28,484	19,703	222,395
Chocon	-	-	11,667	23,333	23,333	41,667	100,000
Hidroinvest	-	9,599	-	-	-	-	9,599
CTM	-	-	-	-	-	-	-
Tesa	1,774	3,547	3,547	3,547	3,547	8,868	24,831

Peru	170,520	135,843	89,242	83,774	35,290	173,155	687,824

Edelnor	76,350	18,640	9,231	22,846	9,231	73,040	209,338
Edegel	94,170	117,203	80,011	60,928	26,059	100,114	478,486

Brazil	76,852	190,868	265,913	231,075	219,310	414,506	1,347,459

Endesa Brasil	-	-	-	-	-	-	-
Coelce	10,866	54,659	54,067	45,283	29,430	79,845	274,150
Ampla	38,946	78,920	157,590	81,438	142,628	177,483	677,006
Cachoeira	1,108	5,270	1,624	-	-	-	8,002
Cien	21,924	43,569	43,569	43,569	36,828	72,710	262,170
Fortaleza	4,008	8,449	9,062	9,719	10,424	84,468	126,130

Colombia	83,666	87,009	-	152,764	16,706	570,105	910,250

Codensa	16,790	-	-	20,883	-	187,946	225,618
Emgesa	54,696	62,649	-	131,881	-	104,414	353,640
Betania	12,180	24,360	-	-	16,706	277,746	330,992

TOTAL	715,695	552,420	922,570	1,194,075	614,069	3,206,645	7,154,408

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 23

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	9M 05	9M 06	Var 06-05	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	38,667	243,506	204,839

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(1,881)	(16,771)	(14,890)	-
Charges (credits) to income which do not represent cash flows:
Depreciation	294,412	311,844	17,432	5.9%
Amortization of intangibles	6,250	6,042	(208)	(3.3%)
Write-offs and accrued expenses	22,479	17,114	(5,365)	(23.9%)
Equity in income of related companies	(13,954)	(4,371)	9,583	68.7%
Equity in losses of related companies	8,839	187	(8,652)	-
Amortization of positive goodwill	42,537	42,101	(436)	(1.0%)
Amortization of negative goodwill	(12,446)	(5,013)	7,433	59.7%
Price-level restatement, net	1,580	(376)	(1,956)	N/A
Exchange difference, net	5,937	(6,500)	(12,437)	N/A
Other credits to income which do not represent cash flows	(26,407)	(27,282)	(875)	(3.3%)
Other charges to income which do not represent cash flows	92,279	44,611	(47,668)	(51.7%)
Changes in assets which affect cash flows:	-			0.0%
Decrease (increase) in trade receivables	(52,264)	(156,469)	(104,205)	(199.4%)
Decrease (increase) in inventory	(26,760)	3,632	30,392	N/A
Decrease (increase) in other assets	7,049	(75,130)	(82,179)	N/A
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	15,648	101,747	86,099	-
Decreased (increase) of payable interest	34,031	23,712	(10,319)	(30.3%)
Decreased (increase) in income tax payable	36,793	(88,491)	(125,284)	N/A
Decreased (increase) in other accounts payable associated with non-operating results	(8,978)	93,797	102,775	N/A
Decreased (increase) in value added tax and other similar taxes payable, net	(35,908)	(91,138)	(55,230)	(153.8%)
Income (loss) attributable to minority interest	109,257	205,758	96,501	88.3%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	537,160	622,511	85,351	15.9%

Pg. 24

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

Cont. Table 9

Million Ch$	9M 05	9M 06	Var 06-05	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	296,504	791,150	494,646	166.8%
Proceeds from bond issuance	161,037	148,821	(12,216)	(7.6%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	646	26,962	26,316	-
Capital paid	(255,598)	(11,895)	243,703	95.3%
Dividends paid	(110,669)	(106,805)	3,864	3.5%
Payment of debt	(529,007)	(618,438)	(89,431)	(16.9%)
Payment of bonds	(101,850)	(265,798)	(163,948)	(161.0%)
Payments of loans obtained from related companies	-	(7,498)	(7,498)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(932)	(504)	428	45.9%
Other disbursements for financing	(13,730)	(2,321)	11,409	83.1%

NET CASH FLOW FROM FINANCING ACTIVITIES	(553,599)	(46,327)	507,272	91.6%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	4,641	27,389	22,748	-
Sale of investment	-	34	34	-
Other loans received from related companies	2,814	-	(2,814)	(100.0%)
Other receipts from investments	3,725	4,374	649	17.4%
Additions to property, plant and equipment	(226,602)	(372,565)	(145,963)	(64.4%)
Long-term investments	(33,542)	(12,441)	21,101	62.9%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(683)	(15,976)	(15,293)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(249,647)	(369,184)	(119,537)	(47.9%)

NET CASH FLOW FOR THE PERIOD	(266,086)	207,000	473,086	N/A

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	3,177	(15,098)	(18,275)	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	(262,909)	191,902	454,811	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	581,665	369,315	(212,350)	(36.5%)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	318,756	561,217	242,461	76.1%

Pg. 25

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	9M 05	9M 06	Var 06-05	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	72,002	453,430	381,428	-

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(3,502)	(31,229)	(27,727)	-
Charges (credits) to income which do not represent cash flows:
Depreciation	548,223	580,682	32,459	5.9%
Amortization of intangibles	11,638	11,250	(388)	(3.3%)
Write-offs and accrued expenses	41,858	31,868	(9,990)	(23.9%)
Equity in income of related companies	(25,984)	(8,139)	17,845	68.7%
Equity in losses of related companies	16,459	347	(16,112)	-
Amortization of positive goodwill	79,208	78,396	(812)	(1.0%)
Amortization of negative goodwill	(23,176)	(9,335)	13,841	59.7%
Price-level restatement, net	2,942	(700)	(3,642)	N/A
Exchange difference, net	11,055	(12,103)	(23,158)	N/A
Other credits to income which do not represent cash flows	(49,172)	(50,801)	(1,629)	(3.3%)
Other charges to income which do not represent cash flows	171,832	83,070	(88,762)	(51.7%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(97,320)	(291,360)	(194,040)	(199.4%)
Decrease (increase) in inventory	(49,830)	6,763	56,593	N/A
Decrease (increase) in other assets	13,126	(139,898)	(153,024)	N/A
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	29,138	189,463	160,325	-
Decreased (increase) of payable interest	63,369	44,154	(19,215)	(30.3%)
Decreased (increase) in income tax payable	68,512	(164,779)	(233,291)	N/A
Decreased (increase) in other accounts payable associated with non-operating results	(16,718)	174,660	191,378	N/A
Decreased (increase) in value added tax and other similar taxes payable, net	(66,864)	(169,707)	(102,843)	(153.8%)
Income (loss) attributable to minority interest	203,447	383,141	179,694	88.3%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	1,000,243	1,159,174	158,931	15.9%

Pg. 26

PRESS RELEASE Nine Months 2006 – Consolidated Balance Sheet

Cont. Table 9.1

Thousand US$	9M 05	9M 06	Var 06-05	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	552,118	1,473,195	921,077	166.8%
Proceeds from bond issuance	299,866	277,118	(22,748)	(7.6%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	1,203	50,205	49,002	-
Capital paid	(475,947)	(22,149)	453,798	95.3%
Dividends paid	(206,076)	(198,880)	7,196	3.5%
Payment of debt	(985,060)	(1,151,590)	(166,530)	(16.9%)
Payment of bonds	(189,654)	(494,941)	(305,287)	(161.0%)
Payments of loans obtained from related companies	-	(13,962)	(13,962)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(1,735)	(939)	796	45.9%
Other disbursements for financing	(25,567)	(4,321)	21,246	83.1%

NET CASH FLOW FROM FINANCING ACTIVITIES	(1,030,853)	(86,265)	944,588	91.6%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	8,642	51,000	42,358	-
Sale of investment	-	64	64	-
Other loans received from related companies	5,240	-	(5,240)	(100.0%)
Other receipts from investments	6,936	8,145	1,209	17.4%
Additions to property, plant and equipment	(421,954)	(693,750)	(271,796)	(64.4%)
Long-term investments	(62,458)	(23,166)	39,292	62.9%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(1,272)	(29,748)	(28,476)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(464,866)	(687,455)	(222,589)	(47.9%)

NET CASH FLOW FOR THE PERIOD	(495,477)	385,452	880,929	N/A

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	5,916	(28,113)	(34,029)	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	(489,561)	357,339	846,900	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	1,083,115	687,699	(395,416)	(36.5%)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	593,553	1,045,038	451,485	76.1%

Pg. 27

PRESS RELEASE Nine Months 2006 – Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a positive net cash flow of Ch$207,000 million, comprised of the following activities:

Table 10

Effective Cash Flow (million Ch$)	9M05	9M06	Var 06-05	Chg %

Operating	537,160	622,511	85,351	15.9%
Financing	(553,599)	(46,327)	507,272	(91.6%)
Investment	(249,647)	(369,184)	(119,537)	47.9%

Net cash flow of the period	(266,086)	207,000	473,086	(177.8%)

Table 10.1

Effective Cash Flow (thousand US$)	9M05	9M06	Var 06-05	Chg %

Operating	1,000,243	1,159,174	158,931	15.9%
Financing	(1,030,853)	(86,265)	944,588	(91.6%)
Investment	(464,866)	(687,455)	(222,589)	47.9%

Net cash flow of the period	(495,476)	385,454	880,930	(177.8%)

Operating activities generated a net positive cash flow of Ch$622,511 million, an increase of Ch$85,351 million due to excellent operating results registered by our subsidiaries. The operating cash flow is comprised mainly of:

•	Net income for the period amounting to Ch$243,506 million, plus:

•
Charges of Ch$378,358 million to the income statement that do not represent cash flow and correspond mainly to the Depreciation of the period for Ch$311,844 million, write-offs and provisions for Ch$17,114 million, amortizations of positive goodwill of Ch$42,101 million, amortization of intangibles of Ch$6,042 million, losses in long term investments of Ch$186 million and other charges that do not represent cash flow for Ch$44,611 million, which includes the Ch$20,470 million negative conversion effect of the application of the Technical Bulletin N°64 over foreign subsidiaries.

	•	The variation of net liabilities that affect cash flow of Ch$39,627 million.

•	The above was partially compensated by:

	•	Non cash credits for Ch$27,282 million that do not represent cash flows, of which Ch$13,221 million correspond to the positive effect of the conversion of the overseas subsidiaries.

	•	Profits on assets sale of Ch$16,770 million.

	•	Profit on investment in related companies of Ch$4,370 million.

	•	Negative goodwill amortization of Ch$5,013 million.

	•	Variation in net assets that affect operating cash flow of Ch$227,997 million.

Pg. 28

PRESS RELEASE Nine Months 2006 – Consolidated Cash Flow Analysis

Financing activities resulted in a negative cash flow of Ch$46,327 million mainly due to the payment of loans for a value of Ch$618,438 million, payments to the public for Ch$265,798 million, dividend payments of Ch$106,804 million, and capital distributions of subsidiaries for Ch$11,984 million. The above is partly compensated by loans obtained for Ch$791,149 million, bond issues for Ch$148,821 million and other sources of financing for Ch$26,962 million.

Investment activities had a net negative cash flow of Ch$369,184 million that correspond mainly to the addition of fixed assets for Ch$372,565 million, other long term investments for Ch$12,441 million and other disbursements of Ch$15,976 million, partially compensated by the sale of fixed assets of Ch$27,388 million and other investment revenues of Ch$4,374 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	9M05	9M06	9M05	9M06	9M05	9M06	9M05	9M06	9M05	9M06

Argentina	-	851	-	-	-	242	-	64,444	-	-
Peru	-	-	9,336	10,230	-	-	-	-	7,484	-
Brazil	1,788	1,651	19,174	-	-	-	-	33,419	-	-
Colombia	-	19,314	8,364	-	-	-	22,883	92,906	46,936	-

Total	1,788	21,816	36,873	10,230	-	242	22,883	190,769	54,420	-

Millions Ch$	Total Cash Received
	9M05	9M06

Argentina	-	65,537
Peru	16,820	10,230
Brazil	20,961	35,070
Colombia	78,183	112,220

Total	115,964	223,056

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	9M05	9M06	9M05	9M06	9M05	9M06	9M05	9M06	9M05	9M06

Argentina	-	1,586	-	-	-	450	-	120,000	-	-
Peru	-	-	17,384	19,049	-	-	-	-	13,936	-
Brazil	3,329	3,074	35,703	-	-	-	-	62,229	-	-
Colombia	-	35,964	15,574	-	-	-	42,611	173,000	87,399	-

Total	3,329	40,623	68,662	19,049	-	450	42,611	355,229	101,335	-

Thousand US$	Total Cash Received
	9M05	9M06

Argentina	-	122,036
Peru	31,321	19,049
Brazil	39,032	65,303
Colombia	145,583	208,964

Total	215,936	415,351

Source: Internal Financial Report

Pg. 29

PRESS RELEASE Nine Months 2006 – Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of		Depreciation
	Fixed assets

Million Ch$	9M05	9M06	9M05	9M06

Endesa	38,943	132,657	137,510	131,371
Cachoeira (*)	-	874	-	11,504
Fortaleza (**)	-	915	-	3,769
Cien (**)	-	1,017	-	10,149
Chilectra S.A.	31,192	43,903	12,443	13,411
Edesur S.A.	22,890	27,141	34,343	32,878
Edelnor S.A.	11,355	14,353	12,657	12,924
Ampla	63,019	78,115	31,378	32,194
Coelce	39,346	50,274	26,720	27,725
Codensa S.A.	15,712	19,468	36,400	31,361
Cam Ltda.	892	652	784	1,778
Inmobiliaria Manso de Velasco Ltda.	580	932	277	261
Synapsis Soluciones y Servicios Ltda.	2,558	2,190	1,088	1,563
Holding Enersis	115	73	813	956

Total	226,602	372,564	294,412	311,844

Table 12.1

	Payments for Additions of		Depreciation
	Fixed assets

Thousand US$	9M05	9M06	9M05	9M06

Endesa	72,516	247,020	256,057	244,625
Cahoeira (*)	-	1,627	-	21,421
Fortaleza (**)	-	1,704	-	7,018
Cien (**)	-	1,894	-	18,898
Chilectra S.A.	58,082	81,752	23,170	24,973
Edesur S.A.	42,623	50,539	63,950	61,222
Edelnor S.A.	21,144	26,726	23,569	24,066
Ampla	117,348	145,457	58,429	59,948
Coelce	73,265	93,614	49,755	51,626
Codensa S.A.	29,256	36,252	67,780	58,397
Cam Ltda.	1,660	1,214	1,460	3,311
Inmobiliaria Manso de Velasco Ltda.	1,080	1,735	516	486
Synapsis Soluciones y Servicios Ltda.	4,762	4,078	2,026	2,910
Holding Enersis	213	136	1,514	1,780

Total	421,950	693,748	548,225	580,681

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.

Pg. 30

PRESS RELEASE Nine Months 2006 – Risks Hedging

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE

The company has a high percentage of its loans in US Dollars considering that an important part of its sales, in the different markets where it operates, are mainly indexed to that currency. Nevertheless, the Brazilian, Argentine and Colombian markets are indexed to the US Dollar to a lower extent and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace US$ denominated debt with local currency debt, when market financial conditions best allow it.

In a scenario of a high exchange rate risk, the company has continued with its policy of partly covering its liabilities in dollars in order to mitigate the effects of the fluctuations in the exchange rate upon results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of September 30, 2006, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of US$700 million on a consolidated basis and holds US$ 163 million in forward contracts, allowing an adequate managing of the hedging policy. A year ago, the company had already contracted US$700 million of the total Swap Dollar-UF as part of the establishment of the new hedging policy and there were US$74 million in forward contracts.

With regard to interest rate risk, the company has, on a consolidated basis, a proportion of its indebtedness at a fixed rate/variable rate ratio of approximately 71.7% / 28.4% fixed / variable as of September 30, 2006. The percentage of its indebtedness at a fixed rate has decreased compared with the 82.1% / 17.9% ratio as of the same date in the previous year. This is due to the maturity of some interest rate coverage contracts during years 2005 and 2006, and to the incorporation in the consolidation perimeter, variable rate debt in Brazil, through the new subsidiary Endesa Brasil. Nevertheless, risk levels have remained within the hedging levels defined by the company’s policy.

Pg. 31

PRESS RELEASE Nine Months 2006 – Breakdown by country

ARGENTINA

GENERATION

The contribution of the argentine generation subsidiaries to Enersis’ consolidated operating results increased more than 37%. This improvement is mainly due to the better hydrology and the availability of our facilities that allowed capitalizing on the higher demand of energy in Argentina, which reached over 9% during the period. The greater level of generation achieved, in addition to higher electricity prices as a consequence of the recognition of greater fuel prices in the spot market, resulted in an increase in our sales and revenues in Argentina. On the other hand, the higher cost of fuel in the system, led to an increase in our cost of thermal generation when compared to the first nine months of 2005.

To contribute to the stabilization of Argentina’s electricity market, Endesa Chile accepted to participate in the Regulator’s fund FONINVEMEM created to increase the safety margins in the system through the construction of two 800 megawatt combined cycle plants, which are expected to begin operations in early 2009.

COSTANERA

    Operating Income

Table 13

	Thousand US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Operating Revenues	211,812	252,320	113,749	135,503	19.1%
Operating Costs	193,135	245,677	103,720	131,936	27.2%
Operating Margin	18,677	6,643	10,030	3,568	(64.4%)
Selling and Administrative Expenses	2,539	2,773	1,363	1,489	9.2%

Operating Income	16,138	3,870	8,666	2,079	(76.0%)

* Please take note that these figures could differ from those accounted under Argentine GAAP.

    Additional Information

Table 14

Costanera	9M05	9M06	Chg %

GWh Produced	6,663	6,312	(5.3%)
GWh Sold	6,683	6,336	(5.2%)
Market Share	10.2%	8.7%	(14.7%)

Pg. 32

PRESS RELEASE Nine Months 2006 – Breakdown by country

CHOCÓN

     Operating Income

Table 15

	Thousand US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Operating Revenues	57,312	88,397	30,778	47,472	54.2%
Operating Costs	35,954	40,947	19,308	21,990	13.9%
Operating Margin	21,359	47,450	11,470	25,482	122.2%
Selling and Administrative Expenses	873	1,067	469	573	22.3%

Operating Income	20,486	46,383	11,002	24,909	126.4%

* Please take note that these figures could differ from those accounted under Argentine GAAP.

      Additional Information

Table 16

Chocón	9M05	9M06	Chg %

GWh Produced	2,849	4,087	43.5%
GWh Sold	2,988	4,161	39.3%
Market Share	4.5%	5.7%	25.3%

Pg. 33

PRESS RELEASE Nine Months 2006 – Breakdown by country

DISTRIBUTION

Edesur reported a 5% increase in energy sales as a consequence of the higher demand in the country and a 6% reduction in energy losses. Nevertheless, Operating Income decreased in 10%, mainly as a consequence of the conservative accounting criteria utilized, that reverses the revenues proceeding from the 28% VAD increase announced by the authorities and applied since November 2005. Based on the fact that the Agreement Act was as of September, not signed by the Argentine Government.

EDESUR

     Operating Income

Table 17

	Million US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Revenues from Sales	318	318	170,596	170,767	0.1%
Other Operating Revenues	26	25	13,796	13,329	(3.4%)
Operating Revenues	343	343	184,392	184,096	(0.2%)
Energy Purchases	(192)	(197)	(103,366)	(105,853)	(2.4%)
Other Operating Cost	(113)	(103)	(60,741)	(55,337)	8.9%
Operating Costs	(306)	(300)	(164,107)	(161,190)	1.8%
Selling and Administrative Expenses	(42)	(48)	(22,738)	(25,598)	(12.6%)

Operating Income	(5)	(5)	(2,453)	(2,692)	(9.8%)

* Please take note that these figures could differ from those accounted under Argentine GAAP.

         Additional Information

Table 18

Edesur	9M05	9M06	Chg %

Customers (Th)	2,158	2,189	1.4%
GWh Sold	10,498	11,022	5.0%
Clients/Employee	941	916	(2.7%)
Energy Losses % (6M)	11.7%	11.0%	(6.5%)
Energy Losses % (TTM)	11.6%	10.8%	(7.0%)

Pg. 34

PRESS RELEASE Nine Months 2006 – Breakdown by country

BRAZIL

ENDESA BRASIL

Table 19

	Thousand US$	Million Ch$

	9M 06	9M 06

Revenues from Sales	1,531,133	822,265
Other Operating Revenues	48,660	26,132
Operating Revenues	1,579,793	848,396
Energy Purchases	(737,296)	(395,950)
Other Operating Cost	(376,369)	(202,122)
Operating Costs	(1,113,665)	(598,072)
Selling and Administrative Expenses	(98,737)	(53,025)

Operating Income	367,391	197,300

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

GENERATION

In the generation business, operating income from Brazil tripled as a consequence of the creation of Endesa Brasil and its consolidation of Fortaleza. From a management perspective, when comparing results including Fortaleza’s figures to September 2005, Operating Income increased 10% as the result of greater revenues in both Cachoeira and Fortaleza. This improvement is most significantly explained by the impact of better hydrology in the southeast central region of Brazil on our level of electricity production, which translated to sales given the 4% higher demand for electricity in the country. These favorable conditions additionally led to a decrease in power purchases reducing energy and power costs.

CACHOEIRA

        Operating Income

Table 20

	Thousand US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Operating Revenues	80,706	96,328	43,342	51,731	19.4%
Operating Costs	(37,882)	(43,509)	(20,344)	(23,366)	(14.9%)
Operating Margin	42,824	52,819	22,998	28,365	23.3%
Selling and Administrative Expenses	(6,966)	(10,095)	(3,741)	(5,421)	(44.9%)

Operating Income	35,858	42,723	19,257	22,944	19.1%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

Pg. 35

PRESS RELEASE Nine Months 2006 – Breakdown by country

     Additional Information

Table 21

Cachoeira	9M05	9M06	Chg %

GWh Produced	2,645	3,159	19.4%
GWh Sold	2,898	3,186	9.9%
Market Share	1.2%	1.2%	0.0%

FORTALEZA

   Operating Income

Table 22

	Thousand US$	Thousand US$	Million Ch$	Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Operating Revenues	142,905	150,643	76,744	80,900	5.4%
Operating Costs	(69,157)	(99,085)	(37,139)	(53,212)	43.3%
Operating Margin	73,748	51,558	39,605	27,688	(30.1%)
Selling and Administrative Expenses	(1,180)	(1,441)	(634)	(774)	22.1%

Operating Income	72,568	50,117	38,971	26,914	(30.9%)

     Additional Information

Table 23

Fortaleza	9M05	9M06	Chg %

GWh Produced	250	220	(12.1%)
GWh Sold	2,012	2,016	0.2%
Market Share	-	0.8%	-

Pg. 36

PRESS RELEASE Nine Months 2006 – Breakdown by country

TRANSMISSION

CIEN

     Operating Income

Table 24

	Thousand US$	Thousand US$	Million Ch$	Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Operating Revenues	239,299	191,968	128,511	103,093	(19.8%)
Operating Costs	(195,141)	(200,251)	(104,796)	(107,541)	2.6%
Operating Margin	44,159	(15,128)	23,715	(8,124)	(134.3%)
Selling and Administrative Expenses	(5,311)	(6,524)	(2,852)	(3,503)	22.8%

Operating Income	38,847	(14,807)	20,862	(7,952)	(138.1%)

     Additional Information

Table 25

CIEN	9M05	9M06	Chg %

GWh Produced	-	-	-
GWh Sold	5,100	4,747	(6.9%)
Market Share	-	1.8%	-

Pg. 37

PRESS RELEASE Nine Months 2006 – Breakdown by country

DISTRIBUTION

In the distribution business of our two subsidiaries, Ampla and Coelce, reported significant increases in their Operating Results as a consequence of 5% higher physical sales and 4% increase in the numbers of clients in both companies during the period, given the greater demand in the country. Additionally, energy losses were reduced in Ampla by 3% and in Coelce by 10%. Ampla continued its gradual reduction of energy losses thanks to the technical measures being applied, reaching the fifth month of energy losses under 20%. Today, we have more than 350,000 clients connected under the new technical solutions, and we will continue adding new customers to reach our target of 500,000 expected by 2008.

AMPLA

    Operating Income

Table 26

	Million US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Revenues from Sales	654	751	351,344	403,170	14.8%
Other Operating Revenues	33	26	17,473	13,786	(21.1%)
Operating Revenues	687	776	368,817	416,956	13.1%
Energy Purchases	(327)	(344)	(175,613)	(184,629)	(5.1%)
Other Operating Cost	(214)	(245)	(114,930)	(131,669)	(14.6%)
Operating Costs	(541)	(589)	(290,543)	(316,298)	(8.9%)
Selling and Administrative Expenses	(26)	(24)	(14,120)	(13,135)	7.0%

Operating Income	119	163	64,154	87,523	36.4%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

Pg. 38

PRESS RELEASE Nine Months 2006 – Breakdown by country

      Additional Information

Table 27

Ampla	9M05	9M06	Chg %

Customers (Th)	2,191	2,292	4.6%
GWh Sold	6,020	6,428	6.8%
Clients/Employee	1,554	1,612	3.7%
Energy Losses % (6M)	22.7%	22.0%	(3.1%)
Energy Losses % (TTM)	22.7%	21.8%	(3.8%)

COELCE

      Operating Income

Table 28

	Million US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Revenues from Sales	432	579	232,063	311,079	34.0%
Other Operating Revenues	13	12	7,246	6,670	(8.0%)
Operating Revenues	446	592	239,309	317,749	32.8%
Energy Purchases	(213)	(265)	(114,266)	(142,374)	(24.6%)
Other Operating Cost	(106)	(142)	(57,184)	(76,490)	(33.8%)
Operating Costs	(319)	(408)	(171,450)	(218,864)	(27.7%)
Selling and Administrative Expenses	(51)	(52)	(27,253)	(27,675)	(1.5%)

Operating Income	76	133	40,606	71,210	75.4%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

      Additional Information

Table 29

Coelce	9M05	9M06	Chg %

Customers (Th)	2,409	2,512	4.3%
GWh Sold	4,843	4,968	2.6%
Clients/Employee	1,842	1,913	3.9%
Energy Losses % (6M)	14.0%	12.6%	(10.0%)
Energy Losses % (TTM)	14.1%	13.0%	(8.2%)

Pg. 39

PRESS RELEASE Nine Months 2006 – Breakdown by country

Pg. 40

PRESS RELEASE Nine Months 2006 – Breakdown by country

CHILE

GENERATION

Operating Income for the Chilean operations increased 74%. This positive variation is the result of the strong increase in electricity demand that led to a 7% higher energy production in a higher average electricity price market. The price in the spot market reached US$100 per MWh in April and May, mainly due to the constant cuts in natural gas supplies from Argentina. The good hydrology enabled Endesa Chile to increase the proportion of hydraulic generation while at the same time reducing its thermal generation, allowing cutting down operating costs including electricity purchases.

In relation to investment projects, Endesa Chile, is currently analyzing several facilities such as building Aysén, Palmucho, Canela, Ojos de Agua, among others.

ENDESA CHILE

      Consolidated Income Statement

Table 30

	Million US$		Million Ch$

	9M05	9M06	9M05	9M06	Chg %

Operating Revenues	1,677	1,854	900,817	995,643	10.5%
Operating Costs	(1,061)	(1,103)	(569,898)	(592,544)	(4.0%)
Selling and Administrative Expenses	(55)	(53)	(29,541)	(28,317)	4.1%

Operating Income	561	698	301,378	374,782	24.4%

Interest Income	25	21	13,562	11,107	(18.1%)
Interest Expenses	(267)	(244)	(143,437)	(130,989)	8.7%
Net Financial Income (Expenses)	(242)	(223)	(129,874)	(119,882)	7.7%
Equity Gains from Related Company	15	56	7,824	29,963	-
Equity Losses from Related Company	(17)	(0)	(8,891)	(172)	98.1%
Net Income from Related Companies	(2)	55	(1,066)	29,791	-
Other Non Operating Income	76	71	41,026	37,931	(7.5%)
Other Non Operating Expenses	(79)	(41)	(42,265)	(22,047)	47.8%
Net other Non Operating Income (Expenses)	(2)	30	(1,239)	15,884	-
Price Level Restatement	3	3	1,669	1,790	0.0%
Foreign Exchange Effect	21	5	11,027	2,475	(77.6%)
Net of Monetary Exposure	24	8	12,696	4,265	(66.4%)
Positive Goodwill Amortization	(2)	(1)	(1,094)	(713)	34.8%

Non Operating Income	(225)	(132)	(120,578)	(70,655)	41.4%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	337	566	180,800	304,127	68.2%
Extraordinary Items	-	-	-	-	-
Income Tax	(135)	(208)	(72,397)	(111,734)	(54.3%)
Minority Interest	(73)	(101)	(38,991)	(54,435)	(39.6%)
Negative Goodwill Amortization	23	9	12,297	4,983	(59.5%)

NET INCOME	152	266	81,709	142,941	74.9%

Pg. 41

PRESS RELEASE Nine Months 2006 – Breakdown by country

       Additional Information

Table 31

Chilean Companies	9M05	9M06	Chg %

GWh Produced	13,778	14,693	6.6%
GWh Sold	15,121	15,420	2.0%
Market Share	41.1%	41.3%	0.3%

DISTRIBUTION

Operating Income for the Chilean operations increased by 4%, explained as a consequence of higher physical sales of 4%, which reflects the higher economic activity of the country, and the increase of 33,000 new clients. Energy losses decreased 2%, which continues to be mostly technical.

It’s important to mention, that in April 18, 2006, Chilectra began the auction of 49.720 GWh, for a period of 11 years, starting the year 2010. The bids must be received in October 31st. Let me highlight, that the second auction of 78.000 GWh, has been scheduled for 2007.

Pg. 42

PRESS RELEASE Nine Months 2006 – Breakdown by country

CHILECTRA

        Income Statement

Table 32

	Million US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Revenues from Sales	768	856	412,534	459,620	11.4%
Other Operating Revenues	60	65	32,298	35,157	8.9%
Operating Revenues	828	921	444,832	494,777	11.2%
Energy Purchases	(521)	(593)	(279,835)	(318,603)	(13.9%)
Other Operating Cost	(81)	(86)	(43,754)	(46,079)	(5.3%)
Operating Costs	(603)	(679)	(323,589)	(364,682)	(12.7%)
Selling and Administrative Expenses	(56)	(66)	(30,112)	(35,648)	(18.4%)

Operating Income	170	176	91,131	94,447	3.6%

Interest Income	2	3	1,333	1,805	35.4%
Interest Expenses	(43)	(36)	(23,349)	(19,299)	17.3%
Net Financial Income (Expenses)	(41)	(33)	(22,016)	(17,494)	20.5%
Equity Gains from Related Company	15	38	7,879	20,478	159.9%
Equity Losses from Related Company	(34)	(11)	(18,117)	(5,782)	68.1%
Net Income from Related Companies	(19)	27	(10,238)	14,696	-
Other Non Operating Income	10	11	5,288	6,088	15.1%
Other Non Operating Expenses	(5)	(7)	(2,515)	(3,751)	(49.1%)
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	5	4	2,773	2,337	(15.7%)
Price Level Restatement	6	(0)	3,347	(169)	(105.0%)
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	6	(0)	3,347	(169)	(105.0%)
Positive Goodwill Amortization	(1)	(1)	(456)	(449)	1.5%

Non Operating Income	(50)	(2)	(26,590)	(1,079)	95.9%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	120	174	64,541	93,369	44.7%
Extraordinary Items	-	-	-	-
Income Tax	(29)	219	(15,621)	117,391	-
Minority Interest	(1)	1	(489)	527	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	90	393	48,431	211,287	336%

        Additional Information

Table 33

Chilectra	9M05	9M06	Chg %

Customers (Th)	1,396	1,429	2.4%
GWh Sold	8,847	9,235	4.4%
Clients/Employee	1,983	2,077	4.8%
Energy Losses % (6M)	5.6%	5.5%	(2.1%)
Energy Losses % (TTM)	5.5%	5.5%	(0.8%)

Pg. 43

PRESS RELEASE Nine Months 2006 – Breakdown by country

COLOMBIA

GENERATION

In the generation business in this country, the contribution to Enersis´ consolidated operating result showed a decrease of 5%, mainly explained by lower spot prices given the good hydrology that allowed our facilities to increase electricity production. This higher generation allowed the reduction of operating costs, explained by lower energy purchases.

The attractiveness of the Colombian market, led Endesa Chile, on March 2, 2006, to buy the thermal plant Termocartagena, for around US$17 million. An additional US$15 million will be invested as part of the plan to restore the capacity of the plant to 203 MW plant This investment improves our generation mix and strengthens our commercial strategy in Colombia.

BETANIA

        Operating Income

Table 34

	Thousand US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Operating Revenues	58,396	50,627	31,360	27,188	(13.3%)
Operating Costs	33,891	30,110	18,200	16,170	(11.2%)
Operating Margin	24,505	20,517	13,160	11,018	(16.3%)
Selling and Administrative Expenses	563	912	302	490	62.1%

Operating Income	23,943	19,605	12,858	10,528	(18.1%)

* Please take note that these figures could differ from those accounted under Colombian GAAP.

         Additional Information

Table 35

Betania	9M05	9M06	Chg %

GWh Produced	1,570	1,733	10.4%
GWh Sold	2,043	2,364	15.7%
Market Share	4.0%	4.5%	13.1%

Pg. 44

PRESS RELEASE Nine Months 2006 – Breakdown by country

EMGESA

  Operating Income

Table 36

	Thousand US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Operating Revenues	325,830	322,100	174,980	172,977	(1.1%)
Operating Costs	166,709	168,101	89,528	90,275	0.8%
Operating Margin	159,121	153,999	85,453	82,702	(3.2%)
Selling and Administrative Expenses	4,971	5,196	2,670	2,790	4.5%

Operating Income	154,150	148,803	82,783	79,912	(3.5%)

* Please take note that these figures could differ from those accounted under Colombian GAAP.

  Additional Information

Table 37

Emgesa	9M05	9M06	Chg %

GWh Produced	7,285	7,844	7.7%
GWh Sold	9,233	9,166	(0.7%)
Market Share	18.1%	17.5%	(3.0%)

Pg. 45

PRESS RELEASE Nine Months 2006 – Breakdown by country

DISTRIBUTION

In the distribution business, our subsidiary Codensa registered a 34% increase in Operating Income basically associated to a 6% increase in physical sales, as well as 67,000 new customers and other related businesses. In addition, energy losses decreased 5%.

CODENSA

  Operating Income

Table 38

	Million US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Revenues from Sales	451	462	242,069	248,338	2.6%
Other Operating Revenues	139	159	74,771	85,523	14.4%
Operating Revenues	590	622	316,840	333,861	5.4%
Energy Purchases	(260)	(261)	(139,763)	(140,009)	(0.2%)
Other Operating Cost	(156)	(146)	(83,993)	(78,210)	6.9%
Operating Costs	(417)	(406)	(223,756)	(218,219)	2.5%
Selling and Administrative Expenses	(16)	(19)	(8,326)	(10,422)	(25.2%)

Operating Income	158	196	84,758	105,220	24.1%

 * Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 39

Codensa	9M05	9M06	Chg %

Customers (Th)	2,055	2,122	3.2%
GWh Sold	7,469	7,917	6.0%
Clients/Employee	2,309	2,292	(0.7%)
Energy Losses % (6M)	9.5%	9.0%	(5.3%)
Energy Losses % (TTM)	9.6%	9.1%	(5.3%)

Pg. 46

PRESS RELEASE Nine Months 2006 – Breakdown by country

PERU

GENERATION

Our subsidiary Edegel, reported a decrease in 7% of its operating result. While the electricity production increased due to growing electricity demand in the market along with the efficiency of our hydro facilities and the merger with Etevensa as of June 2006 allowing physical sales to grow by 40%, and revenues to hike 30%, the higher costs of operations most importantly the price of fuel as a consequence of higher thermo production and depreciation resulting from the consolidation of the Ventanilla power plant, translated into lower operating income.

The merger between Edegel and Etevensa was completed on June 1, 2006. As a result, the group has become the leading generator in Peru in a system experiencing growing demand and with well-adapted regulations. This merger increases the balance between the company’s thermal and hydroelectric capacity, thus improving the generation mix. Additionally, during October the construction of Ventanilla (500 MW) and Santa Rosa (227 MW) thermal plants concluded.

EDEGEL

  Operating Income

Table 40

	Thousand US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Operating Revenues	171,980	224,516	92,358	120,572	30.5%
Operating Costs	81,876	137,461	43,970	73,820	67.9%
Operating Margin	90,104	87,055	48,389	46,751	(3.4%)
Selling and Administrative Expenses	11,884	14,416	6,382	7,742	21.3%

Operating Income	78,220	72,639	42,006	39,009	(7.1%)

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edegel	9M05	9M06	Chg %

GWh Produced	3,306	4,837	46.3%
GWh Sold	3,472	4,847	39.6%
Market Share	24.1%	29.5%	22.8%

Pg. 47

PRESS RELEASE Nine Months 2006 – Breakdown by country

DISTRIBUTION

Edelnor increases its operating income by 17%. During this period, our company increased its physical sales by 7% and the number of clients increased in almost 22,000 new customers.

On the other hand, the recent law, called “libro blanco”, was recently approved by the congress. This new regulatory framework will enhance our business in this country, creating new opportunities and bringing Perú a solid and transparent scenario to develop the electric business.

EDELNOR

  Operating Income

Table 42

	Million US$		Million Ch$

	9M 05	9M 06	9M 05	9M 06	Chg %

Revenues from Sales	280	285	150,459	153,069	1.7%
Other Operating Revenues	7	8	3,908	4,512	15.4%
Operating Revenues	287	293	154,367	157,580	2.1%
Energy Purchases	(185)	(181)	(99,417)	(97,437)	2.0%
Other Operating Cost	(34)	(34)	(18,039)	(18,270)	(1.3%)
Operating Costs	(219)	(215)	(117,455)	(115,707)	1.5%
Selling and Administrative Expenses	(26)	(28)	(13,919)	(14,960)	(7.5%)

Operating Income	43	50	22,993	26,913	17.0%

* Please take note that these figures could differ from those accounted under Peruvian GAAP

Additional Information

Table 43

Edelnor	9M05	9M06	Chg %

Customers (Th)	920	942	2.4%
GWh Sold	3,356	3,605	7.4%
Clients/Employee	1,729	1,728	(0.1%)
Energy Losses % (6M)	8.6%	8.3%	(3.4%)
Energy Losses % (TTM)	8.6%	8.4%	(2.0%)

Pg. 48

PRESS RELEASE Nine Months 2006 – Breakdown by country

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Consolidated with Enersis International First Quarter 2006 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 44

3Q 06	3Q 05		Var %	(in million Ch$ of 9M06)	9M 06	9M 05	Var %

838	894		(6.3%)	Gross Operating Margin	2,543	2,683	(5.2%)
(4,171)	(4,393)		5.1%	S&A Expenses	(12,688)	(12,084)	(5.0%)

(3,333)	(3,500)		4.8%	Operating Income	(10,145)	(9,401)	(7.9%)

10,132	29,399		(65.5%)	Endesa	85,738	49,009	74.9%
46,729	32,553		43.5%	Chilectra	195,692	61,784	216.7%
(11,632)	(3,835)		(203.3%)	Edesur	(11,007)	(12,765)	13.8%
1,653	2,489		(33.6%)	Edelnor	2,252	5,249	(57.1%)
2,791	419		566.2%	Ampla	8,988	(18,541)	148.5%
-	563		(100.0%)	Coelce	-	820	(100.0%)
3,503	2,991		17.1%	Codensa	14,390	10,616	35.6%
1,282	794		61.5%	CAM LTDA	2,824	2,723	3.7%
812	742		9.5%	Inm Manso de Velasco	2,555	1,701	50.2%
(1,029)	426		(341.6%)	Synapsis	2	2,369	(99.9%)
5,532	-	-		Endesa Brasil	19,544	-	-
-	4,330		(100.0%)	CGTF	-	6,129	(100.0%)
(1,695)	(108)	-		Other	(1,695)	(4,507)	62.4%

58,078	70,764		(17.9%)	Net Income from Related Companies	319,284	104,587	205.3%

8,984	11,649		(22.9%)	Interest Income	31,800	38,596	(17.6%)
(13,880)	(16,551)		16.1%	Interest Expense	(44,764)	(52,173)	14.2%
(4,896)	(4,902)		0.1%	Net Financial Income (Expenses)	(12,964)	(13,577)	4.5%
1,256	2,402		(47.7%)	Other Non Operating Income	4,785	10,757	(55.5%)
(6,793)	793		(956.3%)	Other Non Operating Expenses	(8,513)	(2,659)	(220.1%)
(5,537)	3,196		(273.3%)	Net other Non Operating Income (Expenses)	(3,728)	8,097	(146.0%)
(1,551)	(696)		(123.0%)	Price Level Restatement	(2,022)	(1,406)	(43.7%)
(2,380)	(25,183)		90.6%	Foreign Exchange Effect	4,638	(21,141)	121.9%
(3,931)	(25,878)		84.8%	Net Monetary Exposure	2,616	(22,547)	111.6%
(13,637)	(13,654)		0.1%	Positive Goodwill Amortization	(40,935)	(40,983)	0.1%

30,078	29,525		1.9%	Non Operating Income	264,272	35,576	642.8%

26,745	26,025		2.8%	Net Income before (1), (2) & (3)	254,127	26,175	-
(4,532)	7,550		(160.0%)	Income Tax (1)	(10,651)	12,460	(185.5%)
10	10		1.5%	Negative Goodwill Amortization (2)	30	31	(2.8%)
-	-		NA	Minority Interest (3)	-	-

22,223	33,585		(33.8%)	NET INCOME	243,506	38,667	529.8%

0.68	1.03			EPS (Ch$)	7.46	1.18	529.8%
0.06	0.10			EPADS (US$)	0.69	0.11	529.8%
32,651,166	32,651,166			Common Shares Outstanding (Th)	32,651,166	32,651,166	0.0%

Pg. 49

PRESS RELEASE Nine Months 2006 – Breakdown by country

UNDER CHILEAN GAAP, THOUSAND US$

Table 44.1

3Q 06	3Q 05	Var %	(in thousand US$ of 9M06)	9M 06	9M 05	Var %

1,560	1,664	(6.3%)	Gross Operating Margin	4,736	4,996	(5.2%)
(7,766)	(8,181)	5.1%	S&A Expenses	(23,627)	(22,502)	(5.0%)

(6,207)	(6,517)	4.8%	Operating Income	(18,891)	(17,506)	(7.9%)

18,867	54,744	(65.5%)	Endesa	159,652	91,260	74.9%
87,013	60,617	43.5%	Chilectra	364,396	115,047	216.7%
(21,659)	(7,141)	(203.3%)	Edesur	(20,496)	(23,770)	13.8%
3,078	4,635	(33.6%)	Edelnor	4,194	9,774	(57.1%)
5,198	780	566.2%	Ampla	16,736	(34,525)	148.5%
-	1,049	(100.0%)	Coelce	-	1,527	(100.0%)
6,522	5,570	17.1%	Codensa	26,795	19,767	35.6%
2,387	1,479	61.5%	CAM LTDA	5,259	5,070	3.7%
1,512	1,382	9.5%	Inm Manso de Velasco	4,758	3,168	50.2%
(1,916)	793	(341.6%)	Synapsis	5	4,411	(99.9%)
10,301	-	-	Endesa Brasil	36,393	-	-
-	8,062	(100.0%)	CGTF	-	11,413	(100.0%)
(3,157)	(202)	-	Others	(3,157)	(8,392)	62.4%

108,147	131,769	(17.9%)	Net Income from Related Companies	594,536	194,750	205.3%

16,729	21,691	(22.9%)	Interest Income	59,214	71,869	(17.6%)
(25,845)	(30,820)	16.1%	Interest Expense	(83,355)	(97,151)	14.2%
(9,116)	(9,128)	0.1%	Net Financial Income (Expenses)	(24,140)	(25,282)	4.5%
2,338	4,474	(47.7%)	Other Non Operating Income	8,909	20,030	(55.5%)
(12,649)	1,477	(956.3%)	Other Non Operating Expenses	(15,852)	(4,952)	(220.1%)
(10,311)	5,951	(273.3%)	Net other Non Operating Income (Expenses)	(6,942)	15,078	(146.0%)
(2,888)	(1,295)	(123.0%)	Price Level Restatement	(3,765)	(2,619)	(43.7%)
(4,431)	(46,893)	90.6%	Foreign Exchange Effect	8,637	(39,366)	121.9%
(7,320)	(48,188)	84.8%	Net Monetary Exposure	4,872	(41,985)	111.6%
(25,393)	(25,425)	0.1%	Positive Goodwill Amortization	(76,226)	(76,315)	0.1%

56,007	54,978	1.9%	Non Operating Income	492,099	66,247	642.8%

49,801	48,461	2.8%	Net Income before (1), (2) & (3)	473,208	48,741	-
(8,439)	14,059	(160.0%)	Income Tax (1)	(19,834)	23,202	(185.5%)
19	18	1.5%	Negative Goodwill Amortization (2)	56	58	(2.8%)
-	-	NA	Minority Interest (3)	-	-	0.0%

41,380	62,539	(33.8%)	NET INCOME	453,430	72,002	529.8%

0.68	1.03		EPS (Ch$)	7.46	1.18	529.8%
0.06	0.10		EPADS (US$)	0.69	0.11	529.8%
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166	0.0%

Pg. 50

PRESS RELEASE Nine Months 2006 – Breakdown by country

OWNERSHIP OF THE COMPANY AS OF SEPTEMBER 30, 2006

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, October 27, 2006, at 11:00 AM EST (Eastern Standard Time) (12:00 noon Chilean time). To participate, please dial +1 (617) 213-8853 or +1 (866) 831-6224 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 42686097

The phone replay will be available between October 27, 2006, and November 3, 2006, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 68051534

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations, the conference will be complemented by a Power Point “slides presentation”.

Pg. 51

PRESS RELEASE Nine Months 2006 – Contact Information

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Denisse Labarca	Marcela Muñoz	Ignacio Gonzalez	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
dla@e.enersis.cl	mml1@e.enersis.cl	ijgr@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4552	56 (2) 353 4447

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Mario Valcarce
--------------------------------------------------

Name:	Mario Valcarce
Title:	Chief Executive Officer

Date: October. 26, 2006